UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e4)

Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GERDAU S.A.

(Name of Subject Company (Issuer))

GERDAU S.A.
GERDAU AMERISTEEL CORPORATION
GERDAU MACSTEEL INC.

(Filing Person (Offeror))

Options to Purchase Preferred Shares, no par value per share, represented by American Depository Shares

Stock Appreciation Rights (SARs) with respect to Preferred Shares, no par value per share, represented by American Depositary Shares

(Title of Class of Securities)

373737105

(CUSIP Number of Class of Securities)

(American Depositary Shares underlying Options and SARs)

Gerdau Long Steel North America

Attention: Santiago Gil

4221 W. Boy Scout Blvd., Suite 600

Tampa, Florida 33607

(813) 207-2300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to

Hill, Ward & Henderson, P.A.

Attention: David S. Felman

101 E. Kennedy Blvd., Suite 3700

Tampa, Florida 33602

(813) 221-3900

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$26,741,643	$3,444.32

*    Estimated solely for purposes of determining the filing fee.  The Calculation of the Transaction Valuation assumes that all outstanding (i) stock options to purchase Preferred Shares represented by American Depository Shares and (ii) stock appreciation rights with respect to Preferred Shares represented by American Depository Shares that are eligible for exchange in the offer will be exchanged pursuant to the offer.  These stock options and SARs cover an aggregate of 8,557,306 American Depository Shares and have an aggregate value of $26,741,643 as of September 20, 2013, calculated using a trinomial pricing model.

**  The amount of filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, equals $128.80 per $1,000,000 of aggregate amount of the Transaction Valuation.  The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for Restricted Stock Units (Active Employees in the United States), Restricted Stock (Active Employees in Canada) or American Depositary Shares (Retirees), dated October 21, 2013, attached hereto as Exhibit (a)(1)(i) (the “Offer to Exchange”), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address.  The name of the issuer is Gerdau S.A., a Brazilian corporation (the “Issuer”), and the address of its principal executive offices is Av. Farrapos 1811, Porto Alegre, Rio Grande do Sul — Brazil CEP 90220-005, and the telephone number is +55 (51) 3323 2000.

(b) Securities. This Tender Offer Statement on Schedule TO relates to a one-time stock option and stock appreciation rights (“SARs”) exchange program (“stock option and SAR exchange”) pursuant to which the Issuer, Gerdau Ameristeel Corporation, a Canadian corporation (“Ameristeel”), and Gerdau Macsteel, Inc., a Delaware corporation (“Macsteel,” and referred to collectively with the Issuer and Ameristeel as “Gerdau”), are offering certain current and former employees of Ameristeel and Macsteel the opportunity to exchange certain stock options and SARs relating to an aggregate of 8,557,306 ADSs of the Issuer (“eligible stock options and SARs”), which were granted under Gerdau’s existing equity incentive plans. These eligible stock options and SARs may be exchanged by active employees in the United States for new restricted stock units (“RSUs”) and active employees in Canada for new restricted stock, to be granted under the Gerdau North America Equity Incentive Plan, as amended and restated (the “Plan”), and by retirees for ADSs issued under the Plan.

Persons who are eligible for the stock option and SAR exchange (“eligible employees”) include all of Ameristeel’s and Macsteel’s active employees and retirees in the United States of America and Canada who hold eligible stock options or SARs and remain otherwise eligible through the completion of the stock option and SAR exchange under the terms of the respective equity incentive plan and award agreement under which their tendered securities were granted.

The subject class of securities consists of the eligible stock options and SARs. The actual number of new RSUs and restricted stock to be granted, and ADSs to be issued, in the stock option and SAR exchange will depend on the number of eligible stock options and SARs that are exchanged. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “Risks of Participating in this Offer to Exchange,” and Sections 2, 6 and 9 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Types of Awards Granted in the Stock Option and SAR Exchange; Number of New Securities; Completion Date,” “Acceptance of Stock Options and SARs for Exchange; Grant of New Securities,” and “Source and Amount of Consideration; Terms of New Securities,” respectively, is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Price Range of ADSs Underlying the Stock Options and SARs” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Gerdau S.A. is the subject company.  The filing persons are Gerdau S.A., Ameristeel, and Macsteel.  The information set forth under Item 2(a) above is incorporated herein by reference.

Ameristeel is a subsidiary of Gerdau S.A. and is a filing person with respect to this Schedule TO and the address of its principal executive offices is 4221 West Boy Scout Boulevard, Suite 600, Tampa, FL 33607, and its telephone number is (813) 207-2300.

Macsteel is a subsidiary of Gerdau S.A. and is a filing person with respect to this Schedule TO and the address of its principal executive offices is 4221 West Boy Scout Boulevard, Suite 600, Tampa, FL 33607, and its telephone number is (813) 207-2300.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 13, 14 and 15 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Eligibility,” “Types of Awards Granted in the Stock Option and SAR Exchange; Number of New Securities; Completion Date,” “Purposes of the Offer and Reasons for Structure of the Offer,” “Procedures for Electing to Exchange Stock Options and SARs,” “Withdrawal Rights and Change of Election,” “Acceptance of Stock Options and SARs for Exchange; Grant of New Securities,” “Conditions of the Offer,” “Price Range of ADSs Underlying the Stock Options and SARs,” “Source and Amount of Consideration; Terms of New Securities,” “Status of Stock Options and SARs Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material Income Tax Consequences” and “Extension of Offer; Termination; Amendment,” respectively, and Schedule B to the Offer to Exchange are incorporated herein by reference.

(b) Purchases.  The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Stock Options and SARs” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our

Stock Options and SARs” is incorporated herein by reference. The terms and conditions of the Plan, the RSU award agreement, and the ADS agreement are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 under the caption “The Offer to Exchange” entitled “Purposes of the Offer and Reasons for Structure of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Sections 6 and 12 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Acceptance of Stock Options and SARs for Exchange; Grant of New Securities” and “Status of Stock Options and SARs Acquired by Us in the Offer; Accounting Consequences of the Offer,” respectively, is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Purposes of the Offer and Reasons for Structure of the Offer” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in Section 9 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Source and Amount of Consideration; Terms of New Securities” is incorporated herein by reference.

(b) Conditions. The information set forth in Section 7 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Stock Options and SARs” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Stock Options and SARs” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in Schedule B to the Offer to Exchange and Sections 10 and 17 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Information Concerning Gerdau” and “Additional Information,” respectively, is incorporated herein by reference. The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and other periodic filings are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Sections 11 and 13 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12. EXHIBITS.

Exhibit
Number	Description

(a)(1)(i)

Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for Restricted Stock Units (active employees in the United States), restricted stock (active employees in Canada), or American Depository Shares (retirees), dated October 21, 2013.

(a)(1)(ii)	Form of email communication to employees, dated October 8, 2013. Previously filed as Exhibit 99.1 to Schedule TO-C on October 8, 2013.

(a)(1)(iii)	Form of PowerPoint presentation used in employee webinar. Previously filed as Exhibit 99.1 to Schedule TO-C on October 10, 2013.

(a)(1)(iv)	Form of updated PowerPoint presentation used in employee webinar. Previously filed as Exhibit 99.1 to Schedule TO-C on October 15, 2013.

(a)(1)(v)	Form of email communication to employees dated October 17, 2013, transmitting certain documents relating to the Exchange Offer. Previously filed as Exhibit 99.1 to Schedule TO-C on October 17, 2013.

(a)(1)(vi)	Form of email communication to employees dated October 21, 2013, transmitting Exchange Offer documentation.

(a)(1)(vii)	Form of individual conversion statement transmitted to active employees in the United States.

(a)(1)(viii)	Form of individual conversion statement transmitted to active employees in Canada.

(a)(1)(ix)	Form of individual conversion statement transmitted to retirees.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)

Gerdau North America Equity Incentive Plan, as amended and restated on September 19, 2013. Incorporated by reference to Exhibit 4.4 and 4.7 to the Issuer’s Report on Form 6-K filed on October 15, 2013.

(d)(2)

Form of RSU Award Agreement of Ameristeel/Macsteel under the Gerdau North America Equity Incentive Plan, as amended and restated, to be used in the Exchange Offer (Active Employees in the United States).

(d)(3)

Form of Restricted Stock Award Agreement of Ameristeel/Macsteel under the Gerdau North America Equity Incentive Plan, as amended and restated, to be used in the Exchange Offer (Active Employees in Canada).

(d)(4)	Form of ADS Agreement of Ameristeel/Macsteel under the Gerdau North America Equity Incentive Plan, as amended and restated, to be used in the Exchange Offer (Former Employees).

(d)(5)

Gerdau Long Steel North America Equity Incentive Plan of Ameristeel, f/k/a Gerdau S.A. Long-Term Incentive Plan. Incorporated by reference to Exhibit 4.6 of the Issuer’s Report on Form 6-K filed on October 7, 2013.

(d)(6)	Form of Stock Option Certificate under the Gerdau S.A. Long-Term Incentive Plan.

(d)(7)	Form of Stock Appreciation Rights Agreement under the Gerdau S.A. Long-Term Incentive Plan.

(d)(8)	Form of SAR Award Agreement under the Gerdau Long Steel North America Equity Incentive Plan of Ameristeel, f/k/a Gerdau S.A. Long-Term Incentive Plan.

(d)(9)

Gerdau Special Steel North America Equity Incentive Plan of Macsteel. Incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-8 (File No. 333-179182) filed with the Securities and Exchange Commission on January 26, 2012.

(d)(10)	Form of SAR Award Agreement under the Gerdau Special Steel North America Equity Incentive Plan of Macsteel

(g)	Not applicable

(h)	Not applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)   Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GERDAU S.A.

By:	/s/ Expedito Luz
Name: Expedito Luz
Title: Secretary

GERDAU AMERISTEEL CORPORATION

By:	/s/ Robert P. Wallace
Name: Robert P. Wallace
Title: Assistant Secretary

GERDAU MACSTEEL, INC.

By:	/s/ Robert P. Wallace
Name: Robert P. Wallace
Title: Assistant Secretary

Date: October 21, 2013